Exhibit 99.1

Waldencast plc Announces Upcoming Earnings Release and Conference Call Dates
June 27, 2024 – White Plains, New York – Waldencast plc, (NASDAQ: WALD) (“Waldencast”), a global multi-brand beauty and wellness platform, announced upcoming earnings release, conference call and webcast dates.
On Tuesday, August 27, 2024, after the U.S. stock market closes, the Company plans to issue a press release detailing its financial performance for the second quarter and first half of fiscal 2024. The Company’s management team will conduct a conference call and webcast with slide presentation to discuss its results, strategy and outlook on Wednesday, August 28, 2024 at 8:30am ET.
On Wednesday, November 20, 2024, after the U.S. stock market closes, the Company plans to issue a press release detailing its financial performance for the third quarter and first nine months of fiscal 2024. The Company’s management team will conduct a conference call and webcast with slide presentation to discuss its results, strategy and outlook on Thursday, November 21, 2024 at 8:30am ET.
Conference call dial in and webcast details will be added to the events section of the Company's investor relations website at http://ir.waldencast.com approximately 2 weeks prior to the earnings date.

About Waldencast

Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the business combination with Obagi Skincare and Milk Makeup. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com/.

Contacts

Investors
ICR
Allison Malkin
investors@waldencast.com

Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com

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